Michael T. Stefanski Vice President & Controller

VIA FACSIMILE
(202) 772-9205

September 9, 2005

Mr. Robert S. Littlepage
Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561

Dear Mr. Littlepage:

I am writing this letter to confirm our telephone conversation earlier today, in which you agreed that Cellco Partnership may have until September 23, 2005, to respond to the comment letter it received from the SEC Staff dated September 1, 2005.

Thank you for your consideration of this matter. If you have any questions, please do not hesitate to contact me. I can be reached at (908) 306-6892.

Sincerely,

/s/ Michael T. Stefanski

Michael T. Stefanski
Vice President and Controller